Exhibit (a)(2) NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540

November 24, 2008
Dear Fellow Stockholders:
As most of you are aware, on November 12, 2008, Exelon Corporation, through its wholly owned subsidiary, Exelon Xchange Corporation (together, Exelon), launched an unsolicited exchange offer for all issued and outstanding shares of common stock of NRG Energy, Inc. at an exchange ratio of 0.485 of a share of Exelon common stock for each share of NRG common stock, subject to the terms and conditions contained in Exelon’s exchange offer documents. After careful consideration with NRG’s independent financial and legal advisors, the Board of Directors of NRG has voted unanimously to reject Exelon’s exchange offer and recommended that NRG stockholders not tender their shares into Exelon’s exchange offer. In doing so, the NRG Board noted that the exchange ratio being offered by Exelon was unchanged from the unsolicited proposal Exelon originally made on October 19, 2008, which the Board thoroughly considered and subsequently rejected on November 9, 2008, as not in the best interests of NRG’s stockholders.
Additional reasons for the Board’s recommendation to reject Exelon’s exchange offer include the following:
•	Under Exelon’s own analysis, the exchange offer does not compensate NRG’s stockholders adequately for the value of Exelon’s own estimates of achievable net synergies, or the very substantial cost to achieve these synergies or the risks to achieve these synergies;

•	The value of the consideration being offered following the exchange offer is uncertain and highly dependent on the value of Exelon common stock;

•	A combination with Exelon will dilute, and might derail, NRG’s continued growth;

•	The exchange offer by Exelon is subject to numerous conditions, is likely to require NRG’s support, and creates significant uncertainty. Specifically, consummation of the exchange offer requires the receipt of numerous governmental and regulatory approvals and there is no assurance that the necessary approvals will be received, when they will be received or what conditions might attach to their receipt;

•	The exchange offer may require refinancing of all or a significant amount of NRG’s existing indebtedness and yet Exelon has not publicly announced that it has committed financing for the offer, which presents real risks of non-consummation to NRG’s stockholders; and

•	Exelon’s exchange offer does not compensate NRG’s stockholders adequately for the risks in the proposed transaction structure.

The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the basis for the Board’s recommendation and the factors considered by the Board. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please contact our information agent, MacKenzie Partners, Inc., by telephone at 800.322.2885 (Toll-Free) or 212.929.5500 (Collect), or by email at Nrg@mackenziepartners.com.
We greatly appreciate your continued support. Thank you.
     Sincerely,
     /s/ David Crane
     David Crane
     President and Chief Executive Officer